Welcome to the Glytch Gear, Inc. Series "A" Preferred Shares Crowdfunding Page

Here you can learn about owning shares in this new venture.
When you are ready to start your journey to becoming a co-founder, hit Invest Now.


GLYTCH BATTLE STATION
POWERED BY ALIENWARE
MICHAEL B * Esports Professional
01:24

GLYTCH® BATTLE STATION™
POWERED BY ALIENWARE

Glytch Gear, Inc. is a joint venture between Glytch, Inc. and SXS Investments, LLC, the owners of Cornerstone. Glytch Gear will manufacture and distribute Glytch-branded hardware and merchandise designed to optimize large-scale esports tournaments.

Its initial product, the Glytch *Battle Station*, patent pending, is the first fully portable, all-in-one gaming desk with built-in motherboard powered by Alienware®, high-end graphics card powered by Nvidia®, cable management and connectivity.

$ 1000	$ 1.75
Min. Investment	Share Price

Preferred Series A

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GLYTCH® BATTLE STATION™
POWERED BY ALIENWARE
00:38

INVESTOR LEVELS

By investing in Glytch Gear, you will receive Preferred Series A Shares and become a part owner of the company.

Depending on how much you invest, you will also receive your choice of the following prizes.

Shipping is free within the United States.

Investor Tier 1

Includes choice of Alienware® Headset



With a minimum investment of **$1000**

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Investor Tier 2

Includes choice of Alienware® Bag



With a minimum investment of **$1200**

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Investor Tier 3

Includes choice of Alienware® Keyboard



With a minimum investment of **$1400**

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Investor Tier 4

Includes choice of Alienware® Keyboard & Mouse



With a minimum investment of **$2250**

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Investor Tier 5

Includes choice of Alienware® Keyboard, Mouse and Headset



With a minimum investment of **$3250**

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Investor Tier 6

Includes Alienware® Chair



With a minimum investment of **$4000**

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Investor Tier 7

Includes Glytch Battle Station



With a minimum investment of **$15,000**

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Investor Tier 8

Eleven (11) Gifts in ALL: Glytch Battle Station with Alienware® Chair, and choices of Headset, Bag, Keyboard, Mouse, Cap/Hat, Shirt, Hoodie, Messenger Bag and Jacket!



With a minimum investment of **$25,000**

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Recent Fundraise Highlights

Glytch Gear is offering a maximum of $5 million of Preferred Series "A" Stock:

2,857,143 shares at $1.75 per share

RECENT and RELATED PRESS

RECENT and RELATED PRESS


GLYTCH

NEWS

Does Glytch have the formula for esports LBE dominance?

JANUARY 12, 2021

Blooloop.com 12 January 2021 No one doubts that esports is going to be massive, but we have yet to see this mainstream spectator sport take off in arenas. Michael Williams, the founder of Glytch, thinks he has the key to esports LBE domination. Read More >> Full Article on Blooloop.com Glytch has just announced that it has […]


E-SPORTS

NEWS

Glytch announces series of esports venues across North America

DECEMBER 2, 2020

Blooloop.com 2 December 2020 Glytch, in collaboration with Liquid2 Ventures and Scenario, announces plans to build a series of state-of-the-art large-scale esports venues across North America. Glytch Inc. has announced a programme of large-scale venue builds across North America. Read More >> Full Article on Blooloop.com Each esports stadium will become the official home of […]



NEWS

Glytch Bets on Return of Live Esports

NOVEMBER 18, 2020

LOS ANGELES, CALIFORNIA November 18, 2020 – Known only to industry insiders, stealth startup Glytch Inc., has broken ground on the first of a series of venues across North America, each the official home stadium of a major esports team. Its premier location, in Los Angeles, is scheduled to open in Q2-2022. Read More >> Download Full Press […]


from Glytch Gear
GLYTCH BATTLE STATION
POWERED BY ALIENWARE
GLYTCH
GLYTCH BATTLE STATION
POWERED BY ALIENWARE
00:37
vimeo

GLYTCH® BATTLE STATION™

POWERED BY ALIENWARE



Glytch Gear is manufacturing and distributing original esports hardware and peripherals designed to enhance large scale tournaments.

Glytch Gear's inaugural product, the Glytch Battle Station, is a portable esports desk with built in motherboard, high-end graphics processor and dynamic lighting. It is designed for every esports configuration, including ***battle royale*** tournaments.

Glytch Gear is producing a patent pending, fully portable, all-in-one gaming desk graphics card and power supply.

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THE OPPORTUNITY


GLYTCH

Glytch Battle Station Specifications & Features:

- Tournament grade gaming station
- Featuring NVIDIA's 2nd Gen RTX Architecture:
- NVIDIA GeForce RTX 3090 24GB GDDR6X
- 11th Gen Intel Core i9 11900KF (8-Core, 16MB Cache, 3.5GHz to 5.3GHz w/ Thermal Velocity Boost)
- 128GB Dual Channel DDR4 XMP at 3400MHz
- 2TB M.2 PCIe SSD (Boot) + 2TB 7200 RPM SATA 6GB/S (Storage)
- High-Performance CPU Liquid Cooling and 1000W Power Supply
- Intel® Killer™ Wi-Fi 6 AX1650 (2×2) 802.11ax and Bluetooth 5.1
- Built-in cable management
- Dynamic game-linked lighting
- Easily transports– folds, stacks, and ships
- Can be managed by an administrator
- Tournament grade, certified dimensions

Glytch *Battle Stations* are configurable. The exact components will vary along with the price and availability.

Glytch Gear is hardware designed for real world esports tournaments and large scale gaming events. In partnership with legendary event producers, Cornerstone, the Glytch *Battle Station* powered by Alienware® is the first product to specifically satisfy the needs of esports tournaments of every size, including *battle royale* tournaments, in which up to 100 players compete simultaneously.

MARKET SIZE

Esports are sports. The numbers are convincing. According to NewZoo, global esports viewership numbers were 395 million in 2018; 495 million in 2029; and will exceed 646 million by 2023. Part of the growth can be attributed to the popularity of battle royale style games which allow for multiple players to simultaneously compete in an arena until one player, the winner, is left. ***Battle royale*** accounted for a combined 539 million live hours viewed on Twitch, YouTube Gaming, and FaceBook Gaming in February of 2021. We believe, given the size of the esports industry, there is a market for the Glytch *Battle Station.*

CAPABILITIES

- Built-in cable management
- Dynamic game-linked lighting
- Easily transports– folds, stacks and ships
- Breaks down and sets up quickly
- Can be managed by an administrator
- Tournament grade, certified dimensions
- Features Alienware motherboards and accessories

TERMS

TERMS

MINIMUM INVESTMENT	TARGET MINIMUM	MAXIMUM RAISE	RAISED
$1000	$ 25,000	$ 5,000,000	$ 0

% RAISED

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Read the Due Diligence Report

Read the Form C.

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TESTIMONIALS

"As an early believer in esports, we think that Glytch has the right team and expertise to take the in-venue experience to the next level."

– Joe Montana
Hall of Fame Quarterback
and Founding Partner of Liquid2 Ventures

(i) The testimonials may not be representative of the experience of other customers.
(ii) There is no guarantee of future performance or success.
(iii) The testimonials herein above are unpaid.

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DISCLOSURES

GLYTCH BATTLE STATIONS ARE CONFIGURABLE. THE EXACT COMPONENTS WILL VARY ALONG WITH THE PRICE AND AVAILABILITY.

THIS WEBSITE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED ON THIS WEBSITE, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS.

THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS OPPORTUNITIES POSTED ON THIS WEBSITE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT. THIS SITE IS OPERATED BY GLYTCH GEAR, INC. (D/B/A "GLYTCHGEAR.COM").

GLYTCHGEAR.COM DOES NOT OFFER INVESTMENT ADVICE, BROKER-DEALER SERVICES, OR RECOMMENDATIONS WITH RESPECT TO ANY SECURITIES. ALL SECURITIES POSTED ON THIS WEBSITE ARE OFFERED BY, AND ALL INFORMATION INCLUDED ON THIS SITE IS THE RESPONSIBILITY OF, THE APPLICABLE ISSUER OF SUCH SECURITIES. GLYTCHGEAR.COM CANNOT VERIFY THE ADEQUACY, ACCURACY OR COMPLETENESS OF ANY INFORMATION. NEITHER GLYTCHGEAR.COM NOR ANY OF ITS OFFICERS, DIRECTORS, AGENTS AND EMPLOYEES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, OF ANY KIND WHATSOEVER RELATED TO THE ADEQUACY, ACCURACY OR COMPLETENESS OF ANY INFORMATION ON THIS SITE OR THE USE OF INFORMATION ON THIS SITE.

ALL REGULATION CROWDFUNDING ("REG CF") OFFERINGS ARE CONDUCTED BY GLYTCHGEAR.COM, AND A FUNDING PORTAL REGISTERED WITH THE US SECURITIES AND EXCHANGE COMMISSION ("SEC") AND MEMBER OF THE FINANCIAL INDUSTRY REGULATORY AUTHORITY ("FINRA").

ALL REGULATION CF BROKER-DEALER RELATED SECURITIES OFFERINGS AND ACTIVITIES ARE CONDUCTED THROUGH THE DALMORE GROUP LLC, A BROKER-DEALER OR RECORD, REGISTERED WITH THE SEC AND MEMBER FINRA / SIPC. FINRA's BROKERCHECK. GLYTCHGEAR.COM AND THE DALMORE GROUP ARE INDEPENDENT AND UNAFFILIATED ENTITIES.